Exhibit 12.1

Statement Regarding Computation of Earnings to Fixed Charges

	Six Months Ended June 30, 2005	Period from August 16, 2004 through December 31, 2004
Fixed Charges:
Interest expensed	$7,833,948	$3,977,552
Interest capitalized	1,180,023	908,407
Amortization of debt issuance costs	633,363	482,924
Fixed charges of majority-owned unconsolidated entities	153,199	117,895
Estimated interest with rental expense	19,784	13,028
Total fixed charges	$9,820,317	$5,499,806
Earnings:
Net income (loss) before limited partners’ interests in operating partnership	$5,130,358	$(479,290)
Less income from unconsolidated entities	(202,351)	(134,097)
Add minority interest	92,949	125,800
Add total fixed charges above	9,820,317	5,499,806
Add distributions of income from equity investees	100,000	—
Add income from majority-owned unconsolidated entities	347,227	183,420
Deduct capitalized interest	(1,180,023)	(908,407)
Total earnings	$14,108,477	$4,287,232
Ratio of Earnings to Fixed Charges	1.44	—
Amount of coverage deficiency		$(1,212,574)